Exhibit 99.14

May 16, 2024

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities, Nunavut

Financial and Consumer Services Division, Prince Edward Island

Autorite des marches financiers, Quebec

Office of the Superintendent of Securities Service, Newfoundland & Labrador

Office of the Yukon Superintendent of Securities

Re: Glass House Brands Inc.

Dear Sirs/Madams:

We refer to the Short Form Base Shelf Prospectus dated May 16, 2024 (the “Prospectus”) of Glass House Brands Inc. (the “Company”) relating to the offering of subordinate voting shares, restricted voting shares, limited voting shares, preferred shares, debt securities, subscription receipts, warrants and units of the Company.

We consent to being named in the Prospectus and to the use through incorporation by reference in the Prospectus of our independent auditor’s report dated April 1, 2024, to the board of directors and shareholders of Glass House Brands Inc. on the following financial statements of Glass House Brands Inc.

a.	Consolidated Balance Sheets as of December 31, 2023 and 2022; and,
b.	Consolidated Statements of Operations, Changes in Shareholders’ Equity and of Cash Flows and the related Notes to the Consolidated Financial Statements for the years ended December 31, 2023 and 2022.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with U.S. generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Yours truly,

Macias Gini & O’Connell LLP	www.mgocpa.com
700 South Flower Street, Suite 800
Los Angeles, CA 90017